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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bigelow & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite 2400
(No. and Street)

Denver	Colorado	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Fleming (303) 292-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 1400	Denver	Colorado	80203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2007 WASH. DC 160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E. Bigelow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bigelow & Company, as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert E. Bigelow
Signature

Title

Louise J Cole
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bigelow & Company

Accountants' Report and Financial Statements

March 31, 2007

Bigelow & Company
March 31, 2007

Contents



Independent Accountants' Report

Board of Directors
Bigelow & Company
Denver, Colorado

We have audited the accompanying statement of financial condition of Bigelow & Company (a wholly owned subsidiary of Bigelow, White & Co., Inc.) as of March 31, 2007, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bigelow & Company as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Denver, Colorado
May 29, 2007

Wells Fargo Center 1700 Lincoln Street, Suite 1400 Denver, CO 80203-4514 303 861-4545 Fax 303 832-5705



Bigelow & Company
Statement of Financial Condition
March 31, 2007

Assets

Cash	$	79,563
Receivables from related parties		47,638
	$	127,201

Liabilities and Stockholder's Equity

Liabilities	$	—
Stockholder's Equity		
Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding, 35,500 shares		355
Additional paid-in-capital		2,646,460
Accumulated deficit		(2,519,614)
Total stockholder's equity		127,201
	$	127,201

See Notes to Financial Statements

Bigelow & Company
Statement of Income
For the Year Ended March 31, 2007

Revenues		
Placement agent fees	$	40,000
Other		12,650
Total revenues		52,650
Expenses		
Other general and administrative		18,439
Total expenses		18,439
Income before Income Taxes		34,211
Provision for Income Taxes		—
Net Income	$	34,211

See Notes to Financial Statements

Bigelow & Company

Statement of Stockholder's Equity

For the Year Ended March 31, 2007

	Common Stock, Issued	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, March 31, 2006	$ 355	$ 2,646,460	$ (2,553,825)	$ 92,990
Net income	—	—	34,211	34,211
Balance, March 31, 2007	$ 355	$ 2,646,460	$ (2,519,614)	$ 127,201

Bigelow & Company
Statement of Cash Flows
For the Year Ended March 31, 2007

Operating Activities		
Net income	$	34,211
Changes in receivables from related parties		(2,622)
Net cash provided by operating activities		31,589
Increase in Cash		31,589
Cash, Beginning of Year		47,974
Cash, End of Year	$	79,563

Bigelow & Company

Notes to Financial Statements

March 31, 2007

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Business

Bigelow & Company (the Company) is a registered broker-dealer that commenced operations in May 1995. On a limited basis, the Company provides private placement of corporate debt and equity securities, as agent only, and acts as a placement agent for sales of private limited partnership interests. All revenue in 2007 was generated from an entity under common control.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Note 2: Receivables from Related Parties

At March 31, 2007, receivables from related parties consisted of approximately $48,000 due from an entity with common ownership of the Company's parent. Management reviews each receivable for collectibility. Management believes all receivables are fully collectible; therefore, no allowance for uncollectible receivables has been made.

Note 3: Minimum Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Company has elected to use the basic method, permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to $5,000. At March 31, 2007, the Company had net capital of approximately $80,000, which is approximately $75,000 in excess of the minimum net capital required.

Bigelow & Company
Notes to Financial Statements
March 31, 2007

Note 4: Income Taxes

The Company is a member of a group that files consolidated federal and state tax returns. Accordingly, income taxes payable to the taxing authorities are recognized on the financial statements of the Parent, which is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the Parent for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company were filing separate income tax returns.

The provision for income taxes includes these components:

Taxes currently payable	$ —
Deferred income taxes	—
	$ 0
Computed at the statutory rate (34%)	$ 12,000
Increase (decrease) in tax benefit resulting from change in valuation allowance	(12,000)
Income tax expense	$ 0

The tax effects of temporary differences related to deferred taxes are as follows:

Differing methods of computing amortization expense for financial reporting versus income tax purposes	$ 6,000
Net operating loss carryforwards	923,000
Net deferred tax asset before valuation allowance	929,000
Valuation allowance	
Beginning balance	941,000
Decrease during the period	(12,000)
Ending balance	929,000
Net deferred tax asset	$ 0

As of March 31, 2007, the Company had unused operating loss carryforwards of approximately $2,400,000, which expire between 2019 and 2023.

Supplementary Information

Required by Rule 17a-5 of the
Securities Exchange Act of 1934

Bigelow & Company

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934

March 31, 2007

Net Capital		
Total stockholder's equity	$	127,201
Deductions		
Non-allowable assets		
Receivables from related parties		47,638
Net capital		79,563
Computation of Basic Net Capital Requirement		
Minimum net capital required		5,000
Capital in excess of minimum requirement	$	74,563

There is no variance between this computation of net capital under Paragraph F of Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5. Accordingly, no reconciliation is necessary.


BKD
LLP

Independent Accountants' Report on Internal Control

Board of Directors
Bigelow & Company
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Bigelow & Company (the Company), as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Wells Fargo Center 1700 Lincoln Street, Suite 1400 Denver, CO 80203-4514 303 861-4545 Fax 303 832-5705


bkd.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be detected or prevented by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control, including control activities for safeguarding securities, which we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD LLP

Denver, Colorado
May 29, 2007


END